SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2008

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2008, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated December 5, 2008, entitled "TERMINATION OF DIRECTORSHIP".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 8, 2008   By: /s/ Themba Gwebu
                                     Name: Themba Gwebu
                                     Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROO

("the company" or "DRDGOLD")

TERMINATION OF DIRECTORSHIP

Further to the announcement released on Monday, 1 December 2008, shareholders are reminded that, at the company's Annual General Meeting held on 28 November 2008, Professor Douglas Blackmur was not re-elected as a director after the resolution relating to his re-election was withdrawn. In terms of article 93 (b) of the company's Articles of Association, Professor Blackmur therefore ceased to be director of the company with effect from 28 November 2008.

On 4 December 2008, the directors of DRDGOLD, at a special meeting, resolved not to reappoint Professor Blackmur to the board.

Randburg
5 December 2008

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